UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2017 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2017

	March 31,	December 31,
	2017	2017
	RMB	RMB	US$
	(in thousands except per share data)

ASSETS
Current assets
Cash and cash equivalents	3,510,264	4,078,303	626,823
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; December 31, 2017: RMB52,036 (US$7,998))	112,533	108,908	16,739
Inventories	30,987	35,270	5,420
Prepayments and other receivables - Third parties	17,524	23,262	3,576
Prepayments and other receivables - Related parties	—	2,284	351
Total current assets	3,671,308	4,248,027	652,909
Property, plant and equipment, net	551,434	556,757	85,572
Non-current deposits - Third parties	237,487	222,633	34,218
Non-current deposits - Related party	—	8,500	1,306
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; December 31, 2017: RMB65,922 (US$10,132))	135,148	111,053	17,069
Inventories	68,775	70,854	10,890
Intangible assets, net	106,686	103,221	15,865
Available-for-sale equity securities	200,790	162,628	24,995
Other investment	189,129	189,129	29,069
Deferred tax assets	22,155	23,701	3,643
Total assets	5,182,912	5,696,503	875,536

LIABILITIES
Current liabilities
Convertible notes, net	1,031,154	—	—
Accounts payable	11,060	13,535	2,080
Accrued expenses and other payables	65,162	76,630	11,778
Deferred revenue	323,690	359,545	55,261
Amount due to a related party	4,679	—	—
Income tax payable	11,383	8,309	1,277
Total current liabilities	1,447,128	458,019	70,396
Non-current deferred revenue	1,569,579	1,809,408	278,101
Other non-current liabilities	302,233	346,738	53,292
Deferred tax liabilities	21,423	20,864	3,207
Total liabilities	3,340,363	2,635,029	404,996

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 113,661,641 shares issued and 113,524,742 shares outstanding as of December 31, 2017	50	78	12
Additional paid-in capital	936,417	2,006,694	308,424
Treasury stock, at cost (March 31 and December 31, 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(433)
Accumulated other comprehensive income/(loss)	24,428	(35,744)	(5,494)
Retained earnings	879,775	1,086,359	166,970
Total equity attributable to China Cord Blood Corporation	1,837,855	3,054,572	469,479
Non-controlling interests	4,694	6,902	1,061
Total equity	1,842,549	3,061,474	470,540
Total liabilities and equity	5,182,912	5,696,503	875,536

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2016 and 2017

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	200,888	244,993	37,654	557,980	703,787	108,170
Direct costs	(25,100)	(46,826)	(7,197)	(101,621)	(137,252)	(21,095)
Gross profit	175,788	198,167	30,457	456,359	566,535	87,075
Operating (expenses)/income, net
Research and development	(2,890)	(2,930)	(450)	(7,216)	(9,273)	(1,425)
Sales and marketing	(46,965)	(59,947)	(9,214)	(124,799)	(159,549)	(24,522)
General and administrative	(50,579)	(56,910)	(8,747)	(142,111)	(160,044)	(24,598)
Other operating income	26,316	—	—	26,316	—	—
Total operating expenses, net	(74,118)	(119,787)	(18,411)	(247,810)	(328,866)	(50,545)
Operating income	101,670	78,380	12,046	208,549	237,669	36,530
Other (expenses)/income, net
Interest income	4,307	5,416	832	13,022	16,033	2,464
Interest expense	(30,594)	—	—	(89,228)	(3,257)	(501)
Foreign currency exchange gains	—	7	1	120	118	18
Dividend income	45	634	97	45	634	97
Impairment loss on available-for-sale equity securities	(2,533)	—	—	(2,533)	—	—
Others	371	1,405	216	1,099	3,547	545
Total other (expenses)/income, net	(28,404)	7,462	1,146	(77,475)	17,075	2,623
Income before income tax	73,266	85,842	13,192	131,074	254,744	39,153
Income tax expense	(17,192)	(15,639)	(2,404)	(41,507)	(45,885)	(7,052)
Net income	56,074	70,203	10,788	89,567	208,859	32,101
Net income attributable to non-controlling interests	(187)	(349)	(54)	(1,317)	(2,275)	(350)
Net income attributable to China Cord Blood Corporation’s shareholders	55,887	69,854	10,734	88,250	206,584	31,751

Earnings per share:
Attributable to ordinary shares
- Basic	0.70	0.61	0.09	1.14	1.83	0.28
- Diluted	0.70	0.61	0.09	1.14	1.83	0.28

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(19,514)	(12,961)	(1,992)	(27,874)	(33,068)	(5,082)
- Unrealized holding (losses)/gains in available-for-sale equity securities
- Unrealized holding (losses)/gains arising during the period	(38,117)	3,383	520	(55,094)	(27,104)	(4,166)
- Reclassification adjustment for losses included in net income	2,533	—	—	2,533	—	—
Total other comprehensive losses	(55,098)	(9,578)	(1,472)	(80,435)	(60,172)	(9,248)
Comprehensive income	976	60,625	9,316	9,132	148,687	22,853

Comprehensive income attributable to non-controlling interests	(187)	(349)	(54)	(1,317)	(2,275)	(350)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	789	60,276	9,262	7,815	146,412	22,503

Other Events

On February 26, 2018, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2017. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated February 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: February 26, 2018